Exhibit 99.1

Agria Reports Financial Results for the Fiscal Year Ended June 30, 2013

Beijing, China – September 10, 2013 – Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), an international agricultural company with operations in China, South America, New Zealand and Australia, today announced its financial results for the fiscal year ended June 30, 2013.

Mr. Alan Lai, Agria’s Chairman of the Board, commented, “Over the past two years, we have steadily built Agria into an international agricultural company. We see many opportunities to drive sales of our proprietary seeds, by more fully leveraging on Agria’s vast network of relationships throughout key agricultural regions across Asia. With our international reach -- which spans China, Australia, New Zealand, and South America -- and our advanced proprietary seed technologies, we believe we are well-positioned for future growth.”

Financial Highlights for the fiscal year ended June 30, 2013:

w	Consolidated revenue were RMB5.9 billion (US$961 million), a decrease of 15% from revenue of RMB6.9 billion in fiscal year 2012. The decrease in revenue was due primarily to a decrease in sales at a subsidiary, PGG Wrightson Ltd (“PGW”), that resulted from a change in the way the retail business was conducted. PGW has entered a new contractual arrangement with suppliers of certain rural products since July 2012 where PGW sells products as an agent on behalf of the suppliers rather than trading on its own. Prior to the new arrangement, the full transaction values of sales and purchases were recorded as revenue and cost of revenue. As an agent, PGW only accounts for commission income it earns from the suppliers as revenue. This, however, did not have an impact on gross profit or operating income.

w	The Group recorded an operating loss of RMB1.1 billion (US$184 million), compared to operating income of RMB143 million for the fiscal year 2012. Operating income decreased due to an impairment loss on land use rights and non-current prepayments of RMB357 million (US$58 million) and an impairment loss on goodwill of RMB883 million (US$144 million) (of which non-controlling interest shared RMB438 million (US$71 million)). Operating income excluding these charges was RMB110 million (US$18 million), which represented a decrease of 23% compared to fiscal year 2012.

w	Net loss attributable to shareholders was RMB849 million (US$138 million), compared to net loss of RMB16.0 million in fiscal year 2012.

w	Cash and cash equivalents and restricted cash amounted to RMB499 million (US$81 million) as of June 30, 2013. Total debt as of June 30, 2013 was RMB1.0 billion (US$171 million), a decrease of 18% from last year.

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Business Highlights

Agria is an international agricultural company with operations in China, South America, New Zealand and Australia. The Group operates three principal business lines: China seeds, international seeds and agriservices. The international seeds and agriservices businesses operate through PGW, New Zealand’s largest agricultural services company. The China seeds business operates through several PRC subsidiaries that engage in research and development and the production and sale of seed products such as field corn seeds, edible corn seeds and vegetable seeds.

PGW businesses

Sales revenue decreased from RMB6.9 billion for the year ended June 30, 2012 to RMB5.8 billion (US$944 million) for the year ended June 30, 2013, although this had no bearing on underlying business activity. The main reason for the decrease is explained in the Financial Highlights above.

In general, several PGW business segments showed strong performance, although earnings declined overall due to challenging farm trading conditions in both New Zealand and Australia.

The New Zealand seeds, retail, wool, and irrigation & pumping businesses performed strongly, with improved market share across a number of key categories. Sales grew in many rural supplies stores, and the irrigation business showed excellent growth, particularly around some of the large irrigation schemes coming on stream in the South Island of New Zealand. The full year benefits of reintegrating the wool business back into the broader group delivered both improved performance and reduced support costs. An increase in sales of seeds in New Zealand was driven by the growth of new and recently released products. The South American seeds business recorded growth in revenue and gross profit, but costs were higher as this segment invested for future growth.

Conversely, trading businesses such as livestock, grains and real estate faced challenges. Drought in the North Island of New Zealand and lower market values for lamb impacted farmer profitability. The Australia seeds business remained challenging with adverse weather conditions, and Australia seeds experienced poorer-than-expected sales due to the inappropriate timing of rainfall in dairying regions.

For PGW as a whole, year-on-year comparisons were impacted after the sale of the Agrifeeds molasses business into a new joint venture in August 2012, which resulted in reduced operating income for the year. PGW retains partial ownership in this business through the joint venture, and shares in the associated earnings.

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China seeds

Total revenue of the China seeds business was RMB104 million (US$17 million) for the year ended June 30, 2013, representing an increase of 98% from RMB53 million for the previous year.

Field corn seeds

The Group has developed a strong sales network that covers more than 300 counties within the major provinces in China for growing field corn. During the fiscal year, we continued to develop this sales network throughout China and consolidated our production base in Xinjiang. Field corn sales grew to RMB42 million (US$7 million) for the year ended June 30, 2013, an increase of 68% from RMB25 million from the previous year.

Edible corn seeds

Edible corn sales also increased sharply from RMB27 million for the year ended June 30, 2012 to RMB62 million (US$10 million) for the year ended June 30, 2013. The increase was mainly due to greater sales of new sweet corn seeds in southern China. The Group started a production base in Zhuhai in order to improve its market share in sweet corn seeds in the southern China market.

The Group is driving development in the China seeds business by creating synergistic effects with its PGW subsidiary. In particular, both the Company and PGW have entered into memoranda of understanding with PRC agricultural partners in Shaanxi, Shandong and Guangdong provinces. The Group and its partners intend to cooperate in areas such as showcasing and promotion of innovative agricultural products and technology, scientific research and the application of New Zealand’s experience to various agricultural endeavours.

Impairment loss on goodwill (PGW):

An impairment assessment of the goodwill arising from the acquisition of PGW in April 2011was made in accordance with US GAAP Accounting Standards Codification (ASC) 350-20. A number of factors, including the overall financial performance and the share price of PGW, the slower than expected recovery in the Australian market following poor weather and trading conditions and recognition of goodwill impairment loss in its financial statements were considered. After applying the goodwill impairment test, it was concluded that the implied fair value of goodwill is lower than the carrying amount of the Group’s goodwill and therefore an impairment loss on goodwill of approximately RMB883 million (US$144 million) was recognized (of which non-controlling interest shared RMB438 million (US$71 million)). Nevertheless, this goodwill impairment loss was a one-off adjustment and has no impact on the Group’s underlying operations or cash flows.

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The following “Impairment loss on land use rights and non-current prepayments” and “Disposal of investment” have been incorporated in the Group’s financial results for the 6 months ended 31 December 2012 and were explained in the earnings release issued on March 13, 2013. The following disclosures are recap for easy reference.

Impairment loss on land use rights and non-current prepayments:

As previously disclosed in our Form 20-F for the fiscal year ended June 30, 2012, we were in the process of assessing appropriate revenue generating opportunities on the approximately 13,500 acres of land which was retained by us following the divestiture of Taiyuan Primalights III Agriculture Development Co., Ltd. (“P3A”), our former consolidated affiliated entity and primary operating entity. The land parcels were acquired in the time when the Group was engaged in sheep breeding business, which has since ceased after disposal of P3A. We have since explored, apart from finding third-party tenants, long-term viable alternative commercial use of the land parcels, especially with respect to trial plantation of grass varieties. Extensive trial plantation of grass was conducted over the last several years. These trial plantations, results and evaluations were completed in late 2012 and indicated that it would not be economically viable to carry out large scale commercial plantation on this land. After completion of the trial plantations, the Company engaged a separate and independent professional valuer to evaluate the land. The independent valuation was received in February 2013 and indicated a substantial impairment on the land. The valuation has taken into consideration the results of the trial plantations, as well as other possible changes in the extent or manner these land parcels could be used. In compliance with ASC Section 360, without clear visibility as to its cash flow generating capacity in the foreseeable future, we determined that it was appropriate to record an impairment provision of RMB357 million (US$58 million) for the year ended June 30, 2013, which was the aggregate sum of our unamortized prepayments for the land. While we will continue to maintain our legal rights (subject to certain risks detailed in our Form 20-F for the fiscal year ended June 30, 2012) as to the land parcels as part of our divestiture arrangement of P3A, we do not anticipate to derive significant future economic benefit from the land parcels in the foreseeable future.

Disposal of investment:

In September 2010, we acquired a 49% equity interest in Wuwei Ganxin Seeds Company Limited (“Ganxin”). Ganxin has the proprietary right for JiXiang No. 1, a field corn seed variety which was sold through our distribution network.

In line with our strategy to focus on our proprietary corn seed products, we decided to discontinue our commercial arrangement with Ganxin. Accordingly, in December 2012, we entered into an equity transfer agreement to dispose of our 49% equity interest in Ganxin at a consideration of approximately RMB41 million (US$6.6 million).

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The transaction was completed in May 2013. A loss on disposal of approximately RMB13 million (US$2.1 million) has been reflected in our results for the year ended June 30, 2013.

Strategic Outlook

PGW faced challenging trading conditions during the financial year 2013. However, with anticipated stronger agricultural commodity prices and return to normal conditions on farm, the Company expects to see continued improvement in the fundamental performance of its business through the coming financial year.

The strategic integration of PGW technological capabilities and the Company’s market reach is expected to enhance strengths and boost our future plan for the development of the South American and China markets. The agricultural and seeds sectors and economies are highly recognized in these fast expanding markets. With world-leading seed technologies and management expertise, the Company believes it will continue to create value for its customers in these markets and generate long term significant investment return for its shareholders.

The Company expects further consolidation trends in the global agriculture industry, and in particular, in markets which would provide merger and acquisition opportunities for us, including North America and Greater China, and plans to explore external financing to facilitate expansion of our market reach in these key markets. The Company considers it to be of strategic importance that it continues to stay ahead of these market opportunities with an aim of enhancing returns to its shareholders.

Currency Convenience Translation

The conversion of Renminbi into US dollars in this release is made solely for the convenience of the reader. The conversion rate of RMB into US dollars in this release is based on the H.10 statistical release of the US Federal Reserve Board as of June 28, 2013 (being the last business day before June 30, 2013).. Unless otherwise noted, all translations from RMB to US dollars and from US dollars to RMB in this release were made at a rate of RMB6.1374 to US$1.00. Certain comparative figures are converted by using the rate as of the respective balance sheet dates.

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Conference Call

Agria will discuss its financial results and outlook in a conference call on September 10, 2013 at 8:30 a.m. Eastern Time/8:30 p.m. Beijing time. The call will be hosted by Mr. Patrick Tsang, Chief Financial Officer, and Mr. Kean Seng U, Head of Corporate and Legal Affairs. Investors interested in participating in the live call should dial +1 (913) 312-0863 and reference passcode 6232072. A simultaneous live webcast will be available on the Company’s website at www.agriacorp.com. A replay of the call will be available either via telephone or webcast until September 17, 2013. The telephone replay can be accessed by dialing +1 (858) 384-5517 and entering passcode 6232072. The webcast replay can be accessed in the Investor Center on the Company’s website.

About Agria Corporation

Agria Corporation (NYSE: GRO) is an international agricultural company with operations in China, South America, New Zealand and Australia. Agria operates three principal business lines: China seeds, international seeds and agriservices. In China, Agria engages in research and development, production and sale of seed products, including proprietary field corn seeds, edible corn seeds, vegetable seeds, grass seeds and forage. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson Limited, New Zealand’s largest forage and agricultural services company. For more information about PGG Wrightson Limited, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Contact:

Agria Corporation

Patrick Tsang

Chief Financial Officer

+852 2748 9390

patrick.tsang@agriacorp.com

ICR, LLC

Gary Dvorchak, CFA

Senior Vice President

China: +86 (10) 6583 7500

US: +1 (310) 954-1123

gary.dvorchak@icrinc.com

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AGRIA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the year ended
	Jun. 30, 2012	Jun. 30, 2013	Jun. 30, 2013
	(RMB)	(RMB)	(US$)
	(audited)	(unaudited)	(unaudited)
Revenue	6,918,807	5,895,962	960,661
Cost of revenue	(5,383,062)	(4,391,630)	(715,552)
Gross profit	1,535,745	1,504,332	245,109
Operating expenses	(1,393,238)	(1,394,304)	(227,182)
Provision for impairment of land use rights and non-current prepayments	-	(357,248)	(58,208)
Impairment loss on goodwill	-	(883,192)	(143,903)
Operating income (loss)	142,507	(1,130,412)	(184,184)
Other expense	(60,211)	(80,208)	(13,069)
Income (loss) before income tax	82,296	(1,210,620)	(197,253)
Income tax	(13,630)	(28,467)	(4,638)
Net income (loss)	68,666	(1,239,087)	(201,891)
Less net income, or addition of net loss, attributable to the non-controlling interest	(84,648)	390,046	63,552
Net loss attributable to Agria Corporation	(15,982)	(849,041)	(138,339)

Loss per ordinary share:
Loss per share – basic and diluted	(0.14)	(7.67)	(1.25)

Weighted average number of ordinary shares outstanding-Basic and diluted	110,766,600	110,766,600	110,766,600

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AGRIA CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	Jun. 30, 2012	Jun. 30, 2013	Jun. 30, 2013
	(RMB)	(RMB)	(US$)
	(audited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	164,890	267,796	43,633
Restricted cash	398,706	231,434	37,709
Accounts receivable, prepayments and other current assets	1,334,168	1,236,880	201,534
Inventories	1,317,931	1,223,711	199,386
Total current assets	3,215,695	2,959,821	482,262

Non-current assets:
Property, plant and equipment, net	447,296	440,912	71,840
Intangible assets, net	371,825	43,725	7,124
Goodwill	893,009	20,167	3,286
Other non-current assets	291,981	179,060	29,175
Total non-current assets	2,004,111	683,864	111,425
Total assets	5,219,806	3,643,685	593,687

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings, and current portion of long-term bank borrowings	592,661	574,883	93,669
Accounts payable, accrued expenses and other liabilities	1,200,929	1,211,990	197,477
Total current liabilities	1,793,590	1,786,873	291,146

Non-current liabilities:
Long-term bank borrowings, net of current portion	683,456	474,052	77,240
Other long-term liabilities	159,656	136,236	22,198
Total non-current liabilities	843,112	610,288	99,438
Total liabilities	2,636,702	2,397,161	390,584

Equity:
Equity of the Company	1,449,015	535,482	87,249
Non-controlling interest	1,134,089	711,042	115,854
Total equity	2,583,104	1,246,524	203,103
Total liabilities and equity	5,219,806	3,643,685	593,687

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Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information.

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